Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11470

SUPPLEMENT DATED DECEMBER 28, 2021

TO OFFERING CIRCULAR DATED APRIL 23, 2021

Ei.Ventures, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated April 23, 2021 of Ei.Ventures, Inc. (the “Company”). The Offering Circular, as supplemented, is available HERE and HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce that the Company

•	has entered into a letter of intent with Mycotopia Therapies Inc. (“Mycotopia”), under which Mycotopia proposes to acquire the Company and
•	has acquired a presence on the Sandbox metaverse.

The following subsections are added to the section of the Offering Circular entitled “Summary” starting on page 9 of the Offering Circular:

Proposed Acquisition by Mycotopia

On December 7, 2021, the Company entered into a non-binding letter of intent (“LOI”) with Mycotopia Therapies Inc. (“Mycotopia”) regarding a potential transaction in which Mycotopia would acquire all of the issued and outstanding shares of the Company. It is anticipated that the Company’s stockholders will exchange their equity interests in the Company for newly issued shares of common stock of Mycotopia. Mycotopia’s common stock is currently traded over-the-counter under the symbol TPIA.

Under the LOI, David Nikzad and Jason Hobson would become officers and directors of Mycotopia, which would change its name to PSLY.COM and use PSLY as its trading symbol. If a definitive agreement is reached, the combined companies intend to pool their resources to develop regulatory approved, plant-derived, psychoactive therapeutic treatment options and non-psychoactive nutritional supplements and related products that address global mental healthcare needs. The goal of the combined companies would be to complete pre-clinical and phase 1 trials and launch therapeutic Psilly into jurisdictions where psilocybin is legal.

Mycotopia is focused on the research, development, and commercialization of novel therapeutics based on naturally-derived psilocybin. Performing most of its research in Jamaica, where psilocybin is legal, Mycotopia is focused on mushroom and psychedelic opportunities. Mycotopia is currently working with one of the largest cannabis labs in the Netherlands to develop psychedelics to jointly license certain molecules to be used in psychedelic medicine. Mycotopia also plans to open psylocibin and ketamine clinics in Jamaica under the direction of a licensed clinical psychiatrist. Mycotopia’s psylocibin and ketamine clinic will be designed to make the most peaceful and serene setting possible to give patients an ideal situation for psychedelic therapies. The primary focus of each clinic will be to help patients heal and reclaim their life under the direction of a licensed clinical psychiatrist.

The transaction is subject to the condition that the Company and Mycotopia enter into a definitive agreement and either party is free to discontinue negotiations for any reason. Once a definitive agreement is reached, the transaction will require the approval of the stockholders of the Company and Mycotopia. As a result, there can be no assurance that the Company and Mycotopia will enter into such an agreement, nor, if they do, that their stockholders will approve the transaction. When the Company enters into a definitive agreement it will file a post-qualification amendment to the Offering Statement of which the Offering Circular forms a part, with additional information regarding the transaction.

Virtual Presence

As part of the Company’s ambition to address global mental healthcare needs, for which the Company needs a global presence, the Company has acquired a presence in The Sandbox metaverse, consisting of a 12x12 estate comprised of 144 parcels of prime commercial space located at -36, 0 for 450 ETH. Orthogonal Thinker, Inc., a Delaware corporation, facilitated the Sandbox metaverse purchase transaction and will be the beneficial owner of 12 of the 144 parcels as compensation for its services.